Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

January 28, 2020 - For Immediate Release

Great Panther Announces Mexico Exploration Results and 2020 Plans

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, or the “Company”) is providing an exploration update on its 2019 results and 2020 plans for its two Mexican mining operations: the Topia Mine and the Guanajuato Mine Complex (“GMC”), which includes the Guanajuato Mine and the San Ignacio Mine.

“Our 2019 exploration program in Mexico was highly successful at both of our mining operations,” stated Jeffrey Mason, Interim President & CEO. “This is already translating into growth in production and cash flow, with record silver equivalent production at the Topia Mine in 2019. In 2020, we plan to define new mineralized zones and test new targets at San Ignacio, and focus on developing new high-grade resources at Guanajuato with 63% more drilling metres, targeting increased production later this year. With comprehensive exploration plans of over $4 million in Mexico, our 2020 programs will build on momentum from our 2019 successes.”

GMC - San Ignacio Mine

The 2020 exploration drill program, comprising up to 8,500 metres, will focus on in-fill drilling along the Purisima, Purisima Bo, and Melladito South structures, as well as testing additional exploration targets along the Purisima and a nearby hanging wall structure (see map). Part of these efforts will be focused on testing areas in the historical San Ignacio Mine (Purisima structure) that were previously developed but not exploited. The 2019 drilling program (7,535 metres in 30 holes) successfully tested and in-filled the Nombre de Dios 2, Purisima, Purisima Bo, and Melladito South structures as evidenced from the highlights table below (for complete results of the 2019 program link here).

Highlights of the San Ignacio Mine 2019 Exploration Drill Program

Vein	Hole #	From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Ag (g/t)	Ag eq (g/t)
Melladito S	ESI19-253	206.80	209.10	2.30	1.15	2.84	125	352
Melladito S	ESI19-254	231.27	232.83	1.56	1.20	5.78	6	469
Nombre de Dios N alto	ESI19-256	141.19	142.24	1.05	0.99	0.73	440	498
Nombre de Dios N	ESI19-256	219.70	221.77	2.07	1.95	1.81	62	207
Nombre de Dios N alto	ESI19-267	153.90	155.60	1.70	1.09	3.69	191	486
Purisima	ESI19-276	164.83	166.42	1.59	1.38	1.63	292	422
Nombre de Dios N	ESI19-277	276.96	277.56	0.60	0.59	20.53	816	2,458

(1)	Silver equivalent ounces were calculated using an 80:1 Ag:Au ratio, and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to price/pound of lead and zinc, respectively.

Development at San Ignacio is moving along the Melladito South vein into the old San Pedro Mine area where the orebody intersects the Purisima veins. This is an area of historical mining where the Company benefits from access in order to plan exploitation of the silver-gold mineralization both on strike and down dip of old workings. The San Ignacio quartz veins are epithermal in nature with economically interesting vertical extents of 100-200 metres. An update on the San Ignacio NI 43-101 Mineral Resource Estimate will be released in the first quarter of 2020.

GMC - Guanajuato Mine

At the beginning of 2019, the Company made the decision to halt production at the main Guanajuato mines in order to focus on exploration for higher-grade resources. Three drills completed 8,832 metres in 126 holes, mainly underground, and focused on the Valenciana, Pozos, and Promontorio areas (see highlights below and map here). In addition, the mine exploration team has re-mapped and sampled most accessible areas, including the upper Spanish era workings, and developed multiple new drill targets. Based upon the success of this 2019 program, the Company is working towards the resumption of mining in 2020, with further details of this plan to be announced once a firm schedule has been determined. For complete results of the 2019 program link here.

The 2020 exploration program, comprising 14,400 metres, will include infill drilling in the Promontorio and Pozos areas, and expand northward to test the north flank of the Cata area and the Valenciana to Guanajuatito area. The continued focus of the program will be on building mineral resources along the Veta Madre structure, a complex multiphase quartz breccia system up to 30 metres across, with economic portions found within the main Veta Madre and along hanging wall and footwall contacts.

Highlights of the Guanajuato Mine 2019 Exploration Drill Program

Mine	Hole #	From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Ag (g/t)	Ag eq (g/t)
Promontorio	UGPM19-017	0.00	4.60	4.60	3.52	1.30	364	468
Promontorio	UGPM19-020	10.50	16.50	6.00	5.63	3.93	77	398
Pozos	UGP19-020	75.92	79.79	3.87	2.96	7.47	11	609
Pozos	UGP19-028	16.79	19.86	3.07	2.51	2.58	1,042	1,249
Pozos	UGDP19-002	0.00	7.57	7.57	5.89	3.16	457	710
Pozos	UGDP19-013	11.74	18.75	7.01	4.96	4.32	863	1,209
Pozos	SP19-003	161.20	164.90	3.70	3.53	3.97	1,436	1,754
Valenciana	UGV19-010	63.36	66.85	3.49	2.30	2.45	472	668

(1)	Silver equivalent ounces were calculated using an 80:1 Ag:Au ratio, and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to price/pound of lead and zinc, respectively.

Great Panther’s Guanajuato property covers a 4.2 kilometre strike length of the Veta Madre with mining in steep south plunging zones with vertical aspects of up to 500 metres.

An update of the Guanajuato NI 43-101 Mineral Resource Estimate will be released in the first quarter of 2020.

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Topia Mine

The 2020 exploration drill program will comprise 2,500 metres and focus on building mineral resources along the San Juan, Madre, Hipolito, La Prieta, Cantarranas, La Dura, Union de Pueblo, Higuera, and Oliva veins (see map).  The 2019 drilling (5,344 metres in 25 holes) initially tested many of these targets with success as evidenced from the highlights table below (for complete results of the 2019 program link here).  The NI 43-101 Mineral Resource Estimate for the Topia Mine will be updated by July 2020.

Highlights of the Topia Mine 2019 Exploration Drill Program

Vein	Hole #	From (m)	To (m)	Width (m)	True Width(m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Ag eq (g/t)
Hipolito	ST19-238	86.15	86.55	0.40	0.31	0.28	5,507	25.20	6.02	6,966
Cantarranas	ST19-241	119.63	119.76	0.13	0.10	1.02	4,813	14.10	23.70	6,839
Madre (alto)	ST19-246	67.25	67.72	0.47	0.33	0.31	2,768	5.19	1.65	3,112
Las Brisas	ST19-249	173.67	173.77	0.10	0.10	0.20	4,840	26.80	9.93	6,582
San Juan	ST19-251	178.67	178.91	0.24	0.17	0.25	2,099	14.20	12.00	3,411
Oliva	ST19-254	226.84	227.04	0.20	0.18	6.98	1,328	9.39	10.30	2,874

(1)	Silver equivalent ounces were calculated using an 80:1 Ag:Au ratio, and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to price/pound of lead and zinc, respectively.

Veins in the Topia District, although narrow, display good continuity and are optimally mined using the resue (modified cut and fill) mining method. The primary veins are polymetallic and epithermal in nature, can be traced 4-5 kilometres across the property and typically have a vertical extent of 100-150 metres.

Operations at Topia are currently ongoing in 14 different mines, with ore being trucked to a central, upgraded and modernized processing facility. Lead and zinc concentrates are produced, with most of the silver and gold reporting to the lead concentrate. Exploration drilling at Topia is pragmatically driven, considering logistics, geological potential, costs, and operational priorities.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., a Qualified Person (“QP”) for the purposes of National Instrument 43-101. Drill program design, implementation, and interpretation of results were performed by Company geologists, and overseen by the QP. A Quality Assurance/Quality Control ("QA/QC") program consistent with NI 43-101 and industry best practices was carried out by the Company regarding drill core logging and sampling. The QA/QC program included the regular insertion of standards, blanks and duplicates into the sample batches; as well as further umpire sampling by an independent certified laboratory.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine Complex in Peru whereby the Company executed a successful bulk sample mining/milling program in 2019, in accordance with the 2018 Preliminary Economic Assessment.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the exploration potential of Topia and GMC, the timing of resource updates and estimates for Topia and GMC, the timing or ability to restart operations for the Coricancha Mine or the Guanajuato Mine, and planned drilling metres.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

David Wiens, CFA

VP, Corporate Finance & Treasury

Toll free:	1 888 355 1766
Tel:	+1 604 608 1766
dwiens@greatpanther.com
www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	4